SECURITIES AND EXCHANGE
COMMISSION WASHINGTON, D.C. 20549

(Amendment No. 9 to)

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Oxford GlycoSciences Plc
(Name of Subject Company (Issuer))

Celltech Group plc
(Name of Filing Person (Offeror))

American Depositary Shares
Ordinary Shares of 5 pence sterling each
(Title of Class of Securities)

691464101 (American Depositary Shares)
(CUSIP Number of Class of Securities)

John Slater
Celltech Group plc
208 Bath Road
Slough
Berkshire SL13WE
United Kingdom
Tel: 011 44 1753 534 655
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:
Bart Capeci, Esq.
Allen & Overy
One New Change
EC4M 9QQ
London, United Kingdom
Tel: 011 44 207 330 2401
Fax: 011 44 207 330 9999

CALCULATION OF FILING FEE

Transaction Valuation(1) $161,249,195.24	Amount of Filing Fee(1)(2) $13,045.06

(1)For purposes of calculating the filing fee pursuant to Rule 0-1l(d), the transaction value of the OGS shares and OGS ADSs (each OGS ADS represents one OGS share) to be received by Purchaser, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 56,082,073
OGS shares (including OGS shares represented by OGS ADSs) multiplied by 182 pence per OGS share, the cash consideration being offered per OGS share, which yields (Pounds) 102,069,372.86, converted at the exchange rate on February 27, 2003, of
(Pounds)l=$l.5798, which yields $161,249,195.24.

(2)Sent by wire transfer to the SEC on March 3, 2003.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

SIGNATURES
INDEX TO EXHIBITS

Amount Previously Paid: ___________________	Filing Party: ___________________

Form or Registration No.: ___________________	Date Field: ____________________

[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ X ] third-party tender offer subject to Rule 14d-1.
[   ]       issuer tender offer subject to Rule 13e-4.
[   ]       going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

     This Amendment No. 9 amends the Tender Offer Statement on Schedule TO initially filed on March 3, 2003, by Celltech Group plc, a company organized under the laws of England and Wales (the “Offeror”), relating to the third-party tender offer by the Offeror to purchase all of the (i) ordinary shares of 5 pence each of OGS (“OGS Shares”) and (ii) American Depositary Shares, each representing one OGS Share (“OGS ADSs”) and evidenced by American Depositary Receipts (“OGS ADRs”).

     On June 4, 2003, the Offeror issued a press release related to the third-party tender offer by the Offeror. A copy of the press release is attached hereto as Exhibit (18)(a).

     On June 4, 2003, JPMorgan issued a letter to holders of OGS Shares who have not yet accepted the Offer. A copy of the letter is attached hereto as Exhibit (19)(a).

ITEM 12. EXHIBITS

EXHIBIT
NUMBER	DOCUMENT

*(1) (a)	Offer Document dated March 1, 2003.

*(2) (a)	Letter of Transmittal.

*(3) (a)	Notice of Guaranteed Delivery.

*(4) (a)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(5) (a)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(6) (a)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(7) (a)	Form of Acceptance, Authority and Election.

*(8) (a)	Summary Advertisement in The Wall Street Journal, dated March 3, 2003.

*(9) (a)	Press release related to the third party tender offer by the Offeror dated March 14, 2003.

*(10) (a)	Press release related to the third party tender offer by the Offeror dated March 24, 2003.

*(11) (a)	Press release related to the third party tender offer by the Offeror dated March 26, 2003.

*(12) (a)	Press release related to the third party tender offer by the Offeror dated April 1, 2003.

*(13) (a)	Press release related to the third party tender offer by the Offeror dated April 11, 2003.

*(14) (a)	Press release related to the third party tender offer by the Offeror dated April 14, 2003.

*(15) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

*(16) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

*(17) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

(18) (a)	Press release related to the third party tender offer by the Offeror dated June 4, 2003.

(19) (a)	Letter to holders of OGS Shares who have not yet accepted the Offer dated June 4, 2003.

*	Previously filed.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celltech Group plc

By:

/s/ Peter Allen Peter Allen Chief Financial Officer

Dated June 4, 2003

INDEX TO EXHIBITS

Exhibit Index	Document

*(1) (a)	Offer Document dated March 1, 2003.

*(2) (a)	Letter of Transmittal.

*(3) (a)	Notice of Guaranteed Delivery.

*(4) (a)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(5) (a)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(6) (a)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(7) (a)	Form of Acceptance, Authority and Election.

*(8) (a)	Summary Advertisement in the Wall Street Journal dated March 3, 2003.

*(9) (a)	Press release related to the third party tender offer by the Offeror dated March 14, 2003.

*(10) (a)	Press release related to the third party tender offer by the Offeror dated March 24, 2003.

*(11) (a)	Press release related to the third party tender offer by the Offeror dated March 26, 2003.

*(12) (a)	Press release related to the third party tender offer by the Offeror dated April 1, 2003.

*(13) (a)	Press release related to the third party tender offer by the Offeror dated April 11, 2003.

*(14) (a)	Press release related to the third party tender offer by the Offeror dated April 14, 2003

*(15) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003

*(16) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

*(17) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

(18) (a)	Press release related to the third party tender offer by the Offeror dated June 4, 2003.

(19) (a)	Letter to holders of OGS Shares who have not yet accepted the Offer dated June 4, 2003.

*Previously filed.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
AUSTRALIA, CANADA OR JAPAN

4 June 2003

CELLTECH GROUP PLC (“CELLTECH”)
CASH OFFER FOR OXFORD GLYCOSCIENCES PLC (“OGS”)

On 26 February 2003, Celltech and (outside the United States) JPMorgan on its behalf, announced a cash offer for the entire issued and to be issued share capital of OGS.

Celltech announced on 16 April 2003 that the Offer had become unconditional in all respects.

As at 3:00 p.m. (London time) yesterday, valid acceptances of its Offer had been received in respect of 21,802,219 OGS Shares (including those represented by OGS ADSs), representing approximately 38.93 per cent. of the issued share capital of OGS and Celltech has also purchased 28,770,444 OGS Shares, representing approximately 51.37 per cent. of the issued share capital of OGS, which both meet the requirements of the City Code on Takeovers and Mergers (the “City Code”) for counting towards fulfilment of the acceptance condition of the Offer. Accordingly, Celltech has now acquired or received valid acceptances in respect of, an aggregate of 50,572,663 OGS Shares (including those represented by OGS ADSs), representing approximately 90.30 per cent. of the issued share capital of OGS.

Save as set out above, neither Celltech, nor any person acting or deemed to be acting in concert with Celltech, owned any OGS Shares on 22 January 2003 (being the business day prior to the commencement of the offer period), nor have any of such persons acquired or agreed to acquire any OGS Shares (including OGS Shares represented by OGS ADSs) during the offer period and no acceptances of the Offer have been received from any persons acting or deemed to be acting in concert with Celltech.

Celltech has today commenced the procedure for the compulsory acquisition of the remaining OGS Shares under the Companies Act 1985 (the “Act”). The notices will be sent out today to the remaining shareholders and optionholders of OGS who have not accepted the Offer, pursuant to section 429 of the Act and the compulsory acquisition procedure is expected to be concluded by approximately 17 July 2003.

The terms of the Offer do not include the Loan Note Alternative as valid elections were received in respect of less that £10 million in nominal value of Loan Notes on or before the date on which the Offer was declared unconditional in all respects. Accordingly no Loan Notes are being issued under the Offer.

Enquiries:

For further information contact:

Celltech Group plc Dr Peter Fellner, Chairman Peter Allen, Deputy CEO and CFO Richard Bungay, Director of Corporate Communications	Telephone: +44 (0)1753 534 655

JPMorgan Bernard Taylor, Vice Chairman	Telephone: +44 (0)20 7742 4000

Julian Oakley, Managing Director

Brunswick London Jon Coles Fiona Fong	Telephone: +44 (0)20 7404 5959

Brunswick New York Cindy Leggett-Flynn	Telephone: +1 212 333 3810

Terms defined in the Offer Document have the same meaning when used in this announcement.

Celltech and JPMorgan, acting on its behalf outside the United States, are offering to purchase all of the issued and to be issued ordinary shares of 5 pence each in OGS (including those represented by OGS ADSs) at a price of 182 pence per OGS Share.

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the Acceptance Forms accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Celltech filed with the SEC a Tender Offer Statement on Schedule TO containing the Offer Document and other related information on 3 March 2003. Free copies of those documents are available on the SEC’s website at www.sec.gov. The Offer Document and the Acceptance Forms accompanying the Offer Document have been made available to all OGS Securityholders at no charge to them. OGS Securityholders are advised to read the Offer Document and the accompanying Acceptance Forms which have been sent to them because they contain important information. OGS Securityholders in the United States are also advised to read the Tender Offer Statement because it contains important information.

Unless otherwise determined by Celltech and permitted by applicable law and regulation, the Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor is it being made in or into Australia or Japan and the Offer is not capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Celltech and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer have been, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

THE INITIAL OFFER PERIOD HAVING EXPIRED UPON THE OFFER BEING DECLARED UNCONDITIONAL IN ALL RESPECTS, OGS SECURITYHOLDERS WILL NOT HAVE THE RIGHT TO WITHDRAW THEIR ACCEPTANCES OF THE OFFER DURING THE SUBSEQUENT OFFER PERIOD.

Not less than 14 calendar days’ notice in writing will be given prior to the closing of the Offer by or on behalf of Celltech to those OGS Securityholders who have not accepted the Offer.

The Directors of Celltech accept responsibility for the information contained in this announcement, and, to the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Celltech and for no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Offer, the contents of the Offer Document or any transaction or arrangement referred to therein.

This announcement has been approved by J.P.Morgan plc for the purpose of section 21 of the Financial Services and Markets Act 2000 only.

END

J.P. Morgan plc
125 London Wall
London EC2Y 5AJ
England
Registered in England and Wales, No. 248609

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised pursuant to the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, another appropriately authorised independent financial adviser.

If you have recently accepted the Offer and your acceptance is complete in all respects, please ignore this letter and its enclosure. If you have sold or otherwise transferred all of your OGS Shares, please forward this letter, together with the accompanying statutory notice, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into Australia, Canada, or Japan.

4 June, 2003

To holders of OGS Shares who have not yet accepted the Offer

Dear Sir or Madam,

Cash Offer for Oxford GlycoSciences Plc

Compulsory acquisition of outstanding minorities

On 1 March, 2003 Celltech and (outside of the United States) JPMorgan on Celltech’s behalf made an offer on behalf of Celltech to acquire the whole of the issued and to be issued OGS Shares (including OGS Shares represented by OGS ADSs). The Offer was declared unconditional in all respects on 16 April, 2003. We understand that an acceptance, complete in all respects, of the Offer has not been received relating to your shareholding in OGS. We are now writing to inform you that Celltech has acquired or received valid acceptances in respect of more than 90 per cent. of the OGS Shares (including OGS Shares represented by OGS ADSs) to which the Offer relates. Accordingly, a notice is enclosed advising you that Celltech intends to exercise its rights under section 429 of the Companies Act 1985 to acquire compulsorily your OGS Shares.

     You can still accept the Offer, which remains open for acceptance until further notice. The terms of the Offer do not include the Loan Note Alternative as valid elections were received in respect of less than £10 million in nominal value of Loan Notes on or before the date on which the Offer was declared unconditional in all respects. Accordingly no Loan Notes are being issued under the Offer. Acceptance of the Offer should enable you to receive your cash consideration more promptly than if the statutory procedure described below has to be followed in respect of your OGS Shares. If you wish to accept the Offer, you should complete and return the Form of Acceptance, which was sent to you with the Offer Document, in accordance with the instructions contained in that form.

If you do not accept the Offer in respect of all your holding of OGS Shares, such shares will be compulsorily acquired by Celltech six weeks from the date of the enclosed notice on the terms set out in that notice as follows:

for each OGS Share	182 pence in cash

If you do not accept the Offer, subject to your rights under section 430C of the Companies Act 1985 (as described in the enclosed notice) your OGS Shares will in due course be transferred to Celltech upon the terms referred to in the notice. The consideration due to you will be held on your behalf by OGS in trust. Thereafter, it will be transferred to you upon application to Lloyds TSB Registrars, at the address set out below, provided that such application is accompanied by the share certificate(s) and/or other document(s) of title and/or an acceptable form of indemnity in lieu in respect of the OGS Shares formerly held by you.

Celltech intends to procure the making by OGS of an application for the removal of the OGS Shares from the Official List of the UK Listing Authority and for the cancellation of trading in OGS Shares on the London Stock Exchange’s market for listed securities. It is anticipated that the cancellation of listing and of trading will take effect on 18 July, 2003.

If you have any queries regarding this letter, or would like to be sent a further Form of Acceptance, please contact Lloyds TSB Registrars plc, The Causeway, Worthing, West Sussex BN99 6DA (telephone no: 0870 600 0673, if calling from the United Kingdom and +44 (0)1903 702767, if calling from elsewhere).

Yours sincerely
For and on behalf of
JPMorgan

Bernard Taylor	Julian Oakley
Vice Chairman	Managing Director

Except where the context requires otherwise, the definitions used in the Offer Document dated 1 March, 2003 apply in this letter.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan. Accordingly, copies of the Offer Document or any related documents are not being, and must not be, mailed, forwarded, sent, transmitted or otherwise distributed in, into, or from Australia, Canada or Japan and persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute, forward mail, transmit or send them into or from Australia, Canada or Japan. Doing so may render invalid any purported acceptance of the Offer.

JPMorgan, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Celltech and no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Offer, the contents of this letter or any transaction or arrangement referred to herein.